UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Annual General Meeting

On June 7, 2024, TC Biopharm (Holdings) PLC (the “Company”) filed a definitive proxy statement for its 2024 annual general meeting (“First AGM”) of shareholders to be held on July 1, 2024. The Company convened its First AGM on July 1, 2024,. The First AGM was immediately adjourned indefinitely by the chairman of the meeting, in accordance with the Company’s Articles of Association because, while the Company satisfied the quorum requirements und UK law, it did not reach the quorum required for a shareholders’ meeting under the Nasdaq Stock Market LLC (‘Nasdaq’) rules applicable to a U.S. domestic registrant, and therefore the First AGM was adjourned and consequently no business could be conducted.

As previously announced in a Form 6-K filed with the SEC on July 1, 2024, the Company determined it qualified as a foreign private issuer under federal securities laws as of June 28, 2024, the last business day of its most recently completed second fiscal quarter. As a result. the quorum rules of Nasdaq no longer apply to the Company. Earlier today the Company issued notice of a second 2024 Annual General Meeting (the “Second AGM”) to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom on July 24, 2023, at 15:00 (UK time), which will substitute for the First AGM. We expect we will be able to conduct the ordinary business that is required by UK law to be conducted at an Second AGM, which are the only proposed resolutions that are included in the Notice of General Meeting.

The formal notice of AGM set out in Exhibit 99.1 (the “Notice of AGM”) contains the shareholder resolutions to be proposed and voted on at the AGM, as well as the Form of Proxy for the Ordinary Shareholders and Form of Proxy for holders of American Depositary Shares (“ADSs”).

Shareholders of record as of 15:00 p.m (UK Standard time) on July 22, 2024 are entitled to vote at the Second AGM. The Company’s holders of ADSs are not shareholders of record, but, under the terms of the Depositary Agreement between the Company, the Depositary and the ADS holders, they will be able to vote by proxy ahead of the meeting, before 12:00 p.m. Eastern Standard Time on July 19, 2024.

INDEX TO EXHIBITS

Number	Description
99.1	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: July 1, 2024	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer